April 13, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop 4720
Washington, D.C.  20549

Re: Banco Santander Río S.A. Request to Withdraw Registration Statement on Form F-1 (File No. 333-174508)

Ladies and Gentlemen:

Banco Santander Río S.A., a stock corporation (sociedad anónima) organized under the laws of the Republic of Argentina (the “Company”), respectfully requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-174508) filed with the Securities and Exchange Commission (the “Commission”) on May 26, 2011, together with all exhibits thereto (the “Registration Statement”), as of the date first set forth above.  The Company has determined not to pursue the contemplated public offering in the United States at this time.  The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.  The Registration Statement was not declared effective by the Commission under the Act, and none of the Company’s securities were sold pursuant to the Registration Statement.

The Company understands that, pursuant to Rule 477(b) of the Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Company that the application for withdrawal has not been granted.

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use pursuant to such Rule.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact Nicholas A. Kronfeld of Davis Polk & Wardwell LLP at (212) 450-4950.

Sincerely,

Banco Santander Río S.A.

By:	/s/ Guillermo Rubén Tempesta
Name:	Guillermo Rubén Tempesta
Title:	Vice President